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Exhibit 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended March 31,
	2005(1)	2004(1)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$105,345	$91,867
Capitalized interest	—	16,717
Interest within rent expense	14,453	15,078

Total fixed charges	$119,798	$123,662

Earnings from continuing operations:
Loss from continuing operations before income taxes	$(27,406)	$(65,618)
Loss of equity investments of unconsolidated subsidiaries	168	806

Subtotal	(27,238)	(64,812)
Plus—
Fixed charges from above	119,798	123,662
Amortization of capitalized interest	2,113	1,662
Distributed income of equity investees	20	2,100
Less—
Capitalized interest	—	(16,717)

	$94,693	$45,895

Ratio of earnings from continuing operations to fixed charges	—	—

(1)
For the three months ended March 31, 2005 and 2004, our earnings were insufficient to cover our fixed charges by $25 million and $78 million, respectively.

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RELIANT ENERGY, INC. AND SUBSIDIARIES RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES